June 9, 2026

Anthony Chow
Chief Executive Officer
Newegg Commerce, Inc.
21688 Gateway Center Drive
Suite 300
Diamond Bar, CA 91765

        Re: Newegg Commerce, Inc.
            Registration Statement on Form F-3
            Filed June 1, 2026
            File No. 333-296380
Dear Anthony Chow:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Katherine J. Blair